                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*



                              ACT NETWORKS, INC.
        ---------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                   000975102
        ---------------------------------------------------------------
                                (CUSIP Number)

                             Jerry Shaw-Yau Chang
                              Clarent Corporation
                             700 Chesapeake Drive
                            Redwood City, CA 94063
                                (650) 306-7511
        ---------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 1, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                      1.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS

      Clarent Corporation

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      77-0152144
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO/1/
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,086,109
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             34,030/2/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,086,109
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          34,030/2/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,120,139 shares/2/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

/1/ See Item 3 below.

                                      2.

/2/ In addition to the number of shares indicated, the individuals who entered into the Voting Agreements described in Items 3, 4 and 5 below also own options to purchase an aggregate of 1,050,357 shares of ACT Common Stock which are currently exercisable or are exercisable within 60 days from May 1, 2000. In the event that any of such options are exercised prior to the record date for persons entitled to vote on the Merger described in Item 4 below, the underlying shares would be subject to the Voting Agreements and would be, among other things, voted in favor of the adoption of the Merger Agreement referred to in
Item 4 below and in favor of the Merger and the other transactions contemplated by the Merger Agreement.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Clarent Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                      3.

ITEM 1.   SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "ACT Common Stock"), of ACT Networks, Inc., a Delaware corporation ("ACT"). The principal executive offices of ACT are located at 26707 West Agoura Road, Calabasas, CA 91302.

ITEM 2.        IDENTITY AND BACKGROUND

          (a) The name of the person filing this statement is Clarent Corporation, a Delaware corporation ("Clarent"). Clarent is a premier provider of scalable, IP telephony products to carriers and Internet providers around the world.

          (b) The address of the principal office and principal business of Clarent is 700 Chesapeake Drive, Redwood City, CA 94063.

          (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Clarent's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          (d) During the past five years, neither Clarent nor, to Clarent's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Clarent nor, to Clarent's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

          (f)  All of the directors and executive officers of Clarent named in
               Schedule I to this Schedule 13D are citizens of the United States, except Mong Hong (Mahan) Wu and Wen Chang Ko, who are citizens of Taiwan. Jerry Shaw-Yau Chang is a citizen of the United States and Taiwan.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of ACT have entered into Voting Agreements with Clarent dated as of May 1, 2000 (individually, a "Voting Agreement" and collectively, the "Voting Agreements") and have executed and delivered irrevocable proxies to Clarent as described in Item 4 and Item 5 of this Schedule 13D.

In addition, as described in Item 4 and Item 5 of this Schedule 13D, pursuant to an option agreement dated as of May 1, 2000 between ACT and Clarent (the "Option Agreement"), ACT has granted to Clarent an option (the "Option") pursuant to which Clarent has the right, upon the occurrence of certain events, to purchase from ACT up to 19.9% of the outstanding shares of ACT Common Stock before giving effect to the Option, for $16.00 per share. If Clarent were to exercise the Option in full, the funds required to purchase the shares of ACT Common Stock issuable upon such exercise would be approximately $33,377,744 (based on the number of shares of ACT Common Stock represented by ACT as outstanding as of March 31, 2000). It is currently anticipated that such funds would be provided from Clarent's working capital.

ITEM 4.        PURPOSE OF TRANSACTION

          (a) - (b)      Pursuant to an Agreement and Plan of Merger and
               Reorganization dated as of May 1, 2000 (the "Merger Agreement"), among Clarent, Copper Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Clarent ("Merger Sub"), and ACT, and subject to the conditions set forth therein (including, but not limited to, the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the adoption of the Merger Agreement by the stockholders of ACT), Merger Sub will be merged with and into ACT (the "Merger"), ACT will become a wholly owned subsidiary of Clarent and each share of ACT Common Stock will be converted into the right to receive 0.2546 of a share of Clarent Common Stock, $0.001 par value per share ("Clarent Common Stock"), subject to adjustment in accordance with the Merger Agreement. In addition, Clarent will assume all outstanding options exercisable for ACT Common Stock on the terms set forth in Section 5.3 of the Merger Agreement. Concurrently with the execution and delivery of the Merger Agreement, Clarent and ACT entered into the Option Agreement, Clarent and the persons named on Schedule II to

                                       4.

               this Schedule 13D entered into Voting Agreements, and the persons named on Schedule II to this Schedule 13D executed and delivered to Clarent: (a) irrevocable proxies and (b) Affiliate Agreements.

          The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

          (c)  Not applicable.

          (d) If the Merger is consummated, ACT will become a wholly owned subsidiary of Clarent, and Clarent will subsequently determine the size and membership of the Board of Directors of ACT and the officers of ACT.

          (e) None, other than a change in the number of outstanding shares of ACT Common Stock as contemplated by the Merger Agreement.

          (f) Upon consummation of the Merger, ACT will become a wholly owned subsidiary of Clarent.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of ACT will be amended and restated to conform to Exhibit G-1 of the Merger Agreement and the Bylaws of ACT will be amended and restated to conform to Exhibit G-2 of the Merger Agreement.

          (h) Upon consummation of the Merger, the ACT Common Stock will cease to be quoted on any quotation system or exchange.

          (i) Upon consummation of the Merger, the ACT Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          (j) Other than as described above, Clarent currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Clarent reserves the right to develop such plans).

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) As a result of the Voting Agreements and the irrevocable proxies, Clarent has shared power to vote an aggregate of 34,030 shares of ACT Common Stock for the limited purposes of (i) voting in favor of the Merger and the adoption of the Merger Agreement and in favor of each of the other transactions contemplated by the Merger Agreement and any action that could reasonably be expected to facilitate the consummation of the Merger and (ii) voting against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving ACT or any of its subsidiaries (the "Acquired Companies"); (B) any sale, lease or transfer of a material amount of assets of any of the Acquired Companies (other than in the ordinary course of business); (C) any reorganization, recapitalization, dissolution or liquidation of any of the Acquired Companies; (D) any removal of or change in a majority of the board of directors of ACT;
          (E) any amendment to ACT's Certificate of Incorporation; (F) any material change in the capitalization of ACT or in ACT's corporate structure; and (G) any other action that is inconsistent with the Merger or that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreements. In addition, the stockholders of ACT who are parties to the Voting Agreements and who have executed and delivered irrevocable proxies to Clarent also own options to purchase an aggregate of 1,050,357 shares of ACT Common Stock, which options are currently exercisable or are exercisable within 60 days from May 1, 2000. In the event that any of such options are exercised prior to the record date for persons entitled to vote on the Merger, the underlying shares would be subject to the Voting Agreements and would be voted by Clarent in the manner described above. The stockholders of ACT who are parties to the Voting Agreements retained the right to vote their shares of ACT Common Stock on all matters other than those identified in the Voting Agreements. The shares covered by the Voting Agreements that are currently outstanding constitute approximately 0.32% of the issued and outstanding shares of ACT Common Stock as of March 31, 2000. The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

                                       5.

          Pursuant to the Option Agreement, Clarent has the right to acquire shares of ACT Common Stock under certain specified circumstances. If the Option were to become exercisable, Clarent would be entitled to purchase upon exercise of the Option (subject to receipt of any necessary regulatory approvals) up to 19.9% of the outstanding shares of ACT Common Stock before giving effect to the Option, for $16.00 per share. Based on the number of shares of ACT Common Stock indicated by ACT as outstanding as of March 31, 2000, the maximum number of shares for which the Option is exercisable would be 2,086,109 shares of ACT Common Stock. If Clarent were to exercise the Option, it would have sole power to vote and sole power to direct the disposition of the shares of ACT Common Stock covered thereby. Because the Option will not be exercisable unless and until certain specified events occur, Clarent disclaims beneficial ownership of any shares of ACT Common Stock subject to the Option. The description contained in this Item 5 of the transactions contemplated by the Option Agreement is qualified in its entirety by reference to the full text of the Option Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

          Also in connection with the Merger Agreement, each person that may be deemed to be an affiliate (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) of ACT (individually an "Affiliate" and collectively, the "Affiliates") executed and delivered an Affiliate Agreement dated as of May 1, 2000 (individually, an "Affiliate Agreement" and collectively, the "Affiliate Agreements") to Clarent. Pursuant to Section 2(a) thereof, each Affiliate has agreed not to transfer any Clarent Common Stock received in the Merger, except in accordance with applicable securities laws. The description contained in this Item 5 of the transactions contemplated by the Affiliate Agreements is qualified in its entirety by reference to the full text of the form of Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.4.

          To Clarent's knowledge, no shares of ACT Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements, the irrevocable proxies or the Option Agreement.

          Set forth in Schedule II to this Schedule 13D is the name and present principal occupation or employment of each person with whom Clarent shares the power to vote or to direct the vote or to dispose or direct the disposition of ACT Common Stock.

          During the past five years, to Clarent's knowledge, no person named in
          Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the past five years, to Clarent's knowledge, no person named in
          Schedule II to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

          To Clarent's knowledge, all persons named in Schedule II to this
          Schedule 13D are citizens of the United States, except for Alain Gravel, who is a citizen of Canada.

          (c)  Neither Clarent, nor, to Clarent's knowledge, any person named in
               Schedule I to this Schedule 13D, has effected any transaction in ACT Common Stock during the past 60 days, except as disclosed herein.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 or Item 5 above, to Clarent's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of ACT, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                       6.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS


 Exhibit No.                          Description
 -----------   -----------------------------------------------------------------

    99.1 Agreement and Plan of Merger and Reorganization, dated as of May 1, 2000, by and among Clarent Corporation, a Delaware corporation, Copper Acquisition Sub, Inc., a Delaware corporation, and ACT Networks, Inc., a Delaware corporation.

    99.2 Form of Voting Agreement, dated as of May 1, 2000, a substantially similar version of which has been executed by Alain Gravel, David A. Weisman, Eric Grubel, Robert Musslewhite, Andre de Fusco, Fredrick W. Gluck, Archibald J. McGill, William W. Ambrose, Ramin Sadr and Robert J. Faulk.

    99.3 Option Agreement, dated as of May 1, 2000, by and between Clarent Corporation, a Delaware corporation, and ACT Networks, Inc., a Delaware corporation.

    99.4 Form of Affiliate Agreement, dated as of May 1, 2000, a substantially similar version of which has been executed by each of Alain Gravel, David A. Weisman, Eric Grubel, Robert Musslewhite, Andre de Fusco, Fredrick W. Gluck, Archibald J. McGill, William W. Ambrose, Ramin Sadr and Robert J. Faulk.

                                       7.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 11, 2000                 CLARENT CORPORATION

                                    By: /s/ Jerry Shaw-Yau Chang
                                       ______________________________________
                                           Jerry Shaw-Yau Chang
                                           President and Chief Executive Officer

                                       8.

                                  SCHEDULE I

             EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF CLARENT


        NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------      -------------------------------------------------

Jerry Shaw-Yau Chang           Chief Executive Officer, President and Director

Richard J. Heaps               Chief Operating Officer, Chief Financial Officer,
                               General Counsel and Secretary

Michael F. Vargo               Senior Vice President, Chief Technology Officer
                               and Director

Mark E. McIlvane               Senior Vice President, Worldwide Sales

Heidi H. Bersin                Senior Vice President, Corporate Marketing and
                               Communications

Mong Hong (Mahan) Wu           Senior Vice President and General Manager, Asia
                               Pacific

Peter K. Bohacek               Senior Vice President, Business Development and
                               Product Marketing

All individuals named in the above table are employed by Clarent Corporation. The address of Clarent's principal executive office is 700 Chesapeake Drive, Redwood City, CA 94063.

                                       9.

                       NON-EMPLOYEE DIRECTORS OF CLARENT


                       PRINCIPAL OCCUPATION OR        NAME AND ADDRESS OF
     NAME                       EMPLOYMENT           CORPORATION EMPLOYED
-----------------  ----------------------------- ------------------------------

Wen Chang Ko       Chairman                      WK Technology Funds
                                                 6F, No. 15 Section 2,
                                                 Tiding Avenue
                                                 Taipei 114 Taiwan

William R. Pape    Chairman                      AgInfoLink Global Inc.
                                                 1860 Lefthand Circle, Suite G
                                                 Longmont, CO

Syaru Shirley Lin  Managing Director, Principal  Goldman Sachs (Asia) Limited
                   Investment Area               c/o Goldman Sachs Group Inc.
                                                 85 Broad Street
                                                 New York, NY 10004

                                      10.

                                  SCHEDULE II

                                                      NAME AND ADDRESS OF CORPORATION
 VOTING AGREEMENT      PRINCIPAL OCCUPATION OR        OR OTHER ORGANIZATION IN WHICH
   STOCKHOLDER               EMPLOYMENT                         EMPLOYED
 -----------------   ------------------------------   -------------------------------
                                                      ACT Networks, Inc.
Andre de Fusco       President and Chief Executive    26707 West Agoura Road
                     Officer                          Calabasas, CA  91302

Alain Gravel         Vice President, Engineering      ACT Networks, Inc.
                                                      26707 West Agoura Road
                                                      Calabasas, CA  91302

Eric Grubel          Vice President, Sales            ACT Networks, Inc.
                                                      26707 West Agoura Road
                                                      Calabasas, CA  91302

Ramin Sadr           Chief Technology Officer         ACT Networks, Inc.
                                                      26707 West Agoura Road
                                                      Calabasas, CA  91302

David Weisman        Vice President, Marketing        ACT Networks, Inc.
                                                      26707 West Agoura Road
                                                      Calabasas, CA  91302

Robert J. Faulk      Vice President, Finance and      ACT Networks, Inc.
                     Chief Financial Officer          26707 West Agoura Road
                                                      Calabasas, CA  91302


Robert Musslewhite   President, Chief Operating       Media Net
                     Officer and director             100 North Sepulveda Blvd.,
                                                      20/th/ Floor
                                                      El Segundo, CA 90245


William W. Ambrose   Consultant                       Stone Silo Investments
                                                      42 Carlisle Road
                                                      Acton, MA 01720

Archibald J. McGill  President and Chief Executive    Chardonnay, Inc.
                     Officer                          1425 Buffer Creek Road
                                                      Vail, CO 81657

Fredrick W. Gluck    Counsel                          McKinsey and Company
                                                      400 So. Hope Street #700
                                                      Los Angeles, CA 90071

                                      11.

                                 EXHIBIT INDEX


                                                                                        Sequentially
  Exhibit No.                     Description                                           Numbered Page
-------------  --------------------------------------------------------------------   ----------------

   99.1        Agreement and Plan of Merger and Reorganization, dated as of May
               1, 2000, by and among Clarent Corporation, a Delaware corporation, Copper Acquisition Sub, Inc., a Delaware corporation, and ACT Networks, Inc., a Delaware corporation.

   99.2 Form of Voting Agreement, dated as of May 1, 2000, a substantially similar version of which has been executed by Alain
               Gravel, David A. Weisman, Eric Grubel, Robert Musslewhite, Andre de Fusco, Fredrick W. Gluck, Archibald J. McGill, William W.
               Ambrose, Ramin Sadr and Robert J. Faulk.

   99.3        Option Agreement, dated as of May 1, 2000, by and between Clarent
               Corporation, a Delaware corporation, and Act Networks, Inc., a
               Delaware corporation.

   99.4 Form of Affiliate Agreement, dated as of May 1, 2000, a substantially similar version of which has been executed by each of Alain Gravel, David A. Weisman, Eric Grubel, Robert
               Musslewhite, Andre de Fusco, Fredrick W. Gluck, Archibald J.
               McGill, William W. Ambrose, Ramin Sadr and Robert J. Faulk.

                                      12.